UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

**[x] QUARTERLY REPORT UNDER TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE QUARTERLY PERIOD ENDED May 31, 2010**

OR

**[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934**

Commission file number 000-53677

CYBER SUPPLY INC.

(Exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

151-1201 LaRose Ave.
Toronto, Ontario
Canada M9P 1B3

(Address of principal executive offices, including zip code.)

(866) 534-5869

(telephone number, including area code)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the
Exchange Act during the past 12 months (or for such shorter period that the registrant was required to
file such reports), and (2) has been subject to such filing requirements for the last 90 days.
YES [x] NO [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate
Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405
of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such
shorter period that the registrant was required to submit and post such files).
Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer, "accelerated filer," "non-accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **YES [x] NO [ ]**

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 6,301,700 as of July 12, 2010.

CYBER SUPPLY INC.
FORM 10-Q
May 31, 2010

INDEX

PART I-- FINANCIAL INFORMATION

PART II-- OTHER INFORMATION

SIGNATURE

EXHIBIT INDEX

PART I – FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

Cyber Supply Inc.
(A Development Stage Company)

May 31, 2010

FINANCIAL STATEMENTS

CYBER SUPPLY INC.
(A Development Stage Company)
BALANCE SHEETS
(Unaudited)

	May 31, 2010	February 28, 2010
ASSETS		
CURRENT ASSETS		
Cash & cash equivalents	$ 2,013	$ 600
TOTAL ASSETS	$ 2,013	$ 600
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts Payable	1,000	1,454
Due to stockholder	$ 10,980	$ -
TOTAL LIABILITIES	11,980	1,454
STOCKHOLDERS' DEFICIT		
Preferred stock, 100,000,000 shares authorized, $0.00001 par value; none issued and outstanding	-	-
Common stock, 100,000,000 shares authorized, $0.00001 par value; 6,301,700 and 5,000,000 shares issued and outstanding	-	-
Respectively	63	63
Additional paid-in capital	112,014	112,014
Deficit accumulated during development stage	(122,044)	(112,931)
TOTAL STOCKHOLDERS' DEFICIT	(9,967)	(854)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 2,013	$ 600

The accompanying notes are an integral part of these unaudited financial statements.

F-1

CYBER SUPPLY INC.
(A Development Stage Company)
STATEMENTS OF EXPENSES
(unaudited)

		Three Months Ended May 31, 2010		Three Months Ended May 31, 2009		Inception (February 12, 2008) through May 31, 2010
EXPENSES						
Consulting expense	$	4,500	$	8,005	$	74,770
Other general and administrative		613		267		4,774
Legal and accounting		4,000		6,000		42,500
TOTAL EXPENSES		9,113		14,272		122,044
NET LOSS	$	(9,113)	$	(14,272)	$	(122,044)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$	(0.00)	$	(0.00)		
WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED		6,301,700		6,301,700		

The accompanying notes are an integral part of these unaudited financial statements.

CYBER SUPPLY INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended May 31, 2010	Three Months Ended May 31, 2009	Inception (February 12, 2008) through May 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (9,113)	$ (14,272)	$ (122,044)
Accounts payable	(454)	-	1,000
Net cash used in operating activities	(9,567)	(14,272)	(121,044)
CASH FLOWS FROM FINANCING ACTIVITIES			
Advances from related party	10,980	-	10,980
Proceeds from issuance of common stock, net of issuance costs of $18,143	-	-	112,077
Net cash provided by financing activities	10,980	-	123,057
Net change in cash	1,413	(14,272)	2,013
Cash, beginning of period	600	41,179	600
Cash, end of period	$ 2,013	$ 26,907	$ 2,013
SUPPLEMENTAL CASHFLOW DISCLOSURES			
Interest paid	$ -	$	$ -
Income taxes paid	$ -	$	$ -

The accompanying notes are an integral part of these unaudited financial statements.

F-3

7

CYBER SUPPLY INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)

NOTE 1.   BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Cyber Supply Inc., have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in Cyber Supply's Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure required in Cyber Supply's fiscal 2010 financial statements have been omitted.

NOTE 2.   GOING CONCERN

As of May 31, 2010, Cyber Supply has not generated revenues and has accumulated losses of $122,044 since inception. The continuation of Cyber Supply as a going concern is dependent upon the continued financial support from its shareholders, the ability of Cyber Supply to obtain necessary equity financing to continue operations, and the attainment of profitable operations. These factors raise substantial doubt regarding the Cyber Supply's ability to continue as a going concern.

NOTE 3.   RELATED PARTY TRANSACTIONS

During the quarter ended May 31, 2010, Cyber Supply's President advanced the Company $10,980 for expense relating to this report. This advance is due on demand, bears no interest and is unsecured.

F-5

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This section of this report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

We are a start-up stage corporation and have not started operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we complete the development of our website, source out suppliers for products to sell and source out customers to buy our products. Accordingly, we must raise cash from sources other than operations. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and begin our operations.

To meet our need for cash we raised $130,170 (before issuance costs of $18,143) through a public offering during our year ended February 28, 2009. Money from the offering will be used to begin operations but we cannot guarantee that once we begin operations we will stay in business after operations have commenced. If we are unable to secure enough suppliers to provide us with equipment and products at suitably low pricing or enough customers willing to buy the products at higher than the price we have negotiated with our suppliers, we may quickly use up the proceeds from the offering and will need to find alternative sources, like a second public offering, a private placement of securities, or loans from our sole officer or others in order for us to maintain our operations. At the present time, we have not made any arrangements to raise additional cash, other than through our public offering. If we need additional cash and cannot raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely. If we need more money, we will have to revert to obtaining additional money as described in this paragraph. Other than as described in this paragraph, we have no other financing plans.

Plan of Operation

Our specific goal is to profitably sell a comprehensive supply of products on our Internet website to the salon industry. We intend to accomplish the foregoing by the following steps.

1. We plan to retain a website developer to create a state-of-the-art website to promote our products. We expect to spend $15,000 to $30,000 for the website which will include graphics and links from our site. We also intend to begin sourcing out suppliers to offer their products for sale on our website and/or to provide a direct link from our site to theirs. We intend to locate and negotiate with large industry leaders such as Wella and Redken among others, to offer the best products and pricing on our website. We also intend to locate smaller, new manufacturers to offer their products on a more exclusive basis. In addition to offering an ever-changing and continually growing array of products for sale, the website will also feature industry information that will enhance the operations knowledge of

salon owners and operators. We will also source-out and identify salon owners, operators and purchasing agents who may become potential buyers of products from our website. The process of sourcing suppliers and customers may consist of telephone surveys and may contain questions which would determine the marketing approach and acceptability of specific products. It will also involve research into existing databases available via the Internet to target and extract the applicable names and contacts to create our own customized database. We intend to look into the databases of salon schools, hairdressing associates, trade magazines as well as telephone directories. The cost to source and analyze all of the material to identify suitable candidates to develop and maintain the database is estimated to cost up to $20,000 and could take up to four months.

2. Marketing and advertising will be focused on promoting our website to prospective product manufacturers and salon owners/operators and purchasing agents based on the list of prospects developed from our database and market survey. The advertising campaign may also include the design and printing of various sales material. We intend to market our website through traditional sources such as advertising in trade magazines, fashion magazines, women's magazines, attending conferences and conventions within the beauty/health arena, newspaper advertising, billboards, telephone directories and preparing and sending out flyers and mailers both through the regular mail and via email. Advertising and promotion will be an ongoing effort but the initial cost of developing the campaign is estimated to cost between $15,000 to $30,000.

3. Once the website is fully functional and we have located and negotiated agreements with a suitable number of suppliers to offer their products for sale, we intend to hire 1 or 2 part-time salesperson(s) to call on salon owners/operators and purchasing agents to introduce them to our website. The salesperson(s) will also call on various hair salon product manufacturers to continue to source new products to offer for sale.

We anticipate that we will generate revenues as soon as we are able to offer products for sale on our website. This will happen once we negotiated agreements with one or two large manufacturers to offer their products for sale on our website or to enable us to provide a direct link from our website to theirs with a pre-arranged fee structure in place. We expect to be profitable within 12 months of negotiating the agreements with the large manufacturers.

We will not be conducting any research. We are not going to buy or sell any plant or significant equipment during the next twelve months.

If we cannot generate sufficient revenues to continue operations, we will suspend or cease operations. If we cease operations, we do not know what we will do and we do not have any plans to do anything else.

Limited operating history; need for additional capital

There is no historical financial information about us upon which to base an evaluation of our performance. We are in a development stage operation and have not generated any revenues. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services and products.

To become profitable and competitive, we have to locate and negotiate agreements with manufacturers to offer their products for sale to us at pricing that will enable us to establish and sell the products to our clientele. We are seeking equity financing to provide for the capital required to implement our operations.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of operations

From Inception on February 12, 2008 to May 31, 2010

During the year we incorporated the company, hired the attorney, and hired the auditor for the preparation of our registration statement. We have prepared an internal business plan. We have begun to develop our website at "www.cybersupplyinc.com." Our loss since inception is $122,044.

Since inception, we sold 5,000,000 shares of common stock to our sole officer and director for $50 and 1,301,700 shares to the public investors for $130,170 (before issuance costs of $18,143).

Liquidity and capital resources

As of the date of this report, we have yet to generate any revenues from our business operations.

We issued 5,000,000 shares of common stock pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1933. This was accounted for as a sale of common stock. During the first quarter of fiscal 2009, we sold 1,301,700 shares of common stock at $0.10 per share for cash proceeds of $130,170 (before issuance costs of $18,143) through the public offering.

As of May 31, 2010, our total assets were $2,013 consisting of cash.

On May 15, 2010, Ms. Shostak loaned that Company $11,000 for expenses relating to this report. The loan is unsecured, non interest bearing and due upon demand. There is no contract related to this loan.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 4T(A).   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We conducted an evaluation under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of the Exchange Act. Based on this Evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our Disclosure Controls were not effective as of the end of the period covered by this report.

Changes in Internal Controls

We have also evaluated our internal control for financial reporting, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

PART II. OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS.

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

ITEM 1A.   RISK FACTORS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 2.   UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On May 2, 2008, the SEC declared our Form S-1 registration statement effective (SEC File no. 333-150439) allowing us to sell 1,000,000 shares of common stock minimum, 2,000,000 shares of common stock maximum at an offering price of $0.10 per share. There was no underwriter involved in our public offering. As of the date of this report, we have raised a total of $115,000 (net of issuance costs of $18,143) in our public offering. As of May 31, 2010, the Company has 6,301,700 total shares issued and outstanding. All of the funds raised through our initial public offering have been used to maintain our reporting requirements while continuing to try to develop our business plan.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4.   (REMOVED AND RESERVED)

ITEM 5.   OTHER INFORMATION.

None.

ITEM 6.   EXHIBITS.

The following documents are included herein:

Exhibit No.   Document Description

31.1   Certification of Principal Executive Officer and Principal Financial Officer pursuant Section 302 of the Sarbanes-Oxley Act of 2002.

32.1   Certification of Chief Executive Officer and Chief Financial Officer pursuant Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 12th day of July, 2010.

CYBER SUPPLY INC.

BY: MARIA SHOSTAK
Maria Shostak, President, Principal Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer and sole member of the Board of Directors.

EXHIBIT INDEX

Exhibit No. **Document Description**

31.1   Certification of Principal Executive Officer and Principal Financial Officer pursuant Section 302 of the Sarbanes-Oxley Act of 2002.

32.1   Certification of Chief Executive Officer and Chief Financial Officer pursuant Section 906 of the Sarbanes-Oxley Act of 2002.